Sullivan & Cromwell LLP
1701 Pennsylvania Avenue, N.W.
Washington, D.C. 20006-5805
June 29, 2010
Via EDGAR
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.
Re:	Corporación Andina de Fomento Registration Statement under Schedule B (File No. 333-167348)
Ladies and Gentlemen:
     On behalf of our client, Corporación Andina de Fomento, pursuant to Rule 461 under the Securities Act of 1933, as amended, it is hereby requested that the effectiveness of the above-referenced Registration Statement be accelerated to 5:00 p.m., Eastern Standard Time, on June 30, 2010 or as soon thereafter as practicable.

Very truly yours,
/s/ Robert S. Risoleo
Robert S. Risoleo

cc:	Michael D. Coco (Securities and Exchange Commission)

Joy Willing Sander Daniels (Sullivan & Cromwell LLP)

Jacob Kiriaty (Corporación Andina de Fomento)